SECURITIES AND EXCHANGE COMMISSION

                                 AMENDMENT NO. 7

                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                           INNOVATIVE MEDICAL SERVICES
             (Exact Name of Registrant as Specified in its Charter)

      CALIFORNIA                        3841                   33-0530289
(State of Incorporation)        (Primary Standard         (IRS Employer ID No.)
                               Classification Code)

                 1725 Gillespie Way, El Cajon, California 92020
                                 (619) 596 8600
             (Address and Telephone Number of Registrant's Principal
               Executive Offices and Principal Place of Business)

                                MICHAEL L. KRALL
                 1725 Gillespie Way, El Cajon, California 92020
                                 (619) 596 8600
            (Name, Address and Telephone Number of Agent for Service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

CALCULATION OF REGISTRATION FEE
-------------------------------
Title of each                  Proposed        Proposed
class of           Amount      Maximum         Maximum         Amount of
securities         to be       offering price  aggregate       registration
to be registered   registered  per Share       offering price  fee
---------------------------------------------------------------------------
common stock of
selling securities
holders             327,280    $2.05           $670,924.00      $167.73

* Estimated price in accordance with Rule 457(c)and based upon the last reported sale on the NASDAQ SmallCap Market on May 23, 2001.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The exhibit index appears on page II-4 of the sequentially numbered pages of this registration statement. This registration statement, including exhibits, contains 38 pages.

                           TABLE OF CONTENTS


Prospectus Summary.....................................................  1
Risk Factors...........................................................  4
Where You Can Get More Information.....................................  9
Certain Information We Are Incorporating by Reference.................. 10
Forward Looking Statements............................................. 10
Description of Securities. ............................................ 11
Selling Securities Holders............................................. 13
Plan of Distribution................................................... 14
Transfer Agent ........................................................ 15
Experts................................................................ 15
Legal Matters.......................................................... 15
Legal Proceedings...................................................... 15
Business of Innovative Medical Services................................ 18
Material Changes from Annual Report.................................... 28

               ["LOGO WITH TEXT OF "INNOVATIVE MEDICAL SERVICES"]


                                   PROSPECTUS

327,280 shares of common stock offered by the selling securities holders.

Innovative Medical Services will not receive any of the proceeds from the sale of shares by the selling securities holders.

Our Shares are traded on the Nasdaq SmallCap Market under the symbol PURE.

On November 30, 2001, the closing sale price of the common stock, as reported on the Nasdaq SmallCap Market, was $2.18 per share.

These are speculative securities, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire Investment. Please see the section titled "Risk Factors", page 4.

These securities have not been approved or disapproved by the securities And exchange commission nor has the commission passed upon the accuracy or Adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The selling securities holders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling securities holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling securities holders. More information is provided in the section titled "Plan of Distribution page 14."


The date of this prospectus is _____, 2001

                               Prospectus Summary

Innovative Medical Services is based in El Cajon, California. We market water treatment and disinfecting solutions to a broad range of customers, including pharmaceutical, healthcare and consumer markets. We have expanded from our niche pharmacy market into other, broader markets with new products, including residential and commercial water filtration systems, health and wellness-related retail merchandise, e-commerce products, and silver ion bioscience technologies. Please see section titled "The Business of Innovative Medical Services" on page 18 for a complete description of our history and business.

Historically, our Fillmaster (R) pharmaceutical water purification, dispensing and measuring products and the National Sanitation Foundation certified replacement filters sold to Fillmaster(R) users has generated the most revenues for us. This is shown in the revenue chart below as Commerical Water Treatment.

During the fiscal year ended July 31, 2001, our water treatment division sales mix has expanded to include our Nutripure(R)line of consumer water treatment and filtration systems sold by retail stores, independent water softening equipment dealers, and direct to consumer catalogue and our e-commerce health website, Nutripure.com(R), as distributor of Bergen Brunswig vitamins, minerals, nutritional supplements, homeopathic remedies and natural products.

In November 2001, we acquired the patent for Axenohl. Axenohl is a patent-pending, non-toxic aqueous disinfectant. Axen is our trademarked, formulated hard surface disinfectant product containing Axenohl for commercial, industrial and residential applications. The U.S. Environmental Protection Agency registrations for Axen and Axenohl as hard surface disinfectants were granted to our wholly owned subsidiary, ETI-H2O Corporation in June of 2001. This antimicrobial technology uses the biocidal properties of ionic silver to kill bacteria viruses and fungi.

In January 2001, we acquired RoachX, a pesticide technology which conforms to recent U.S. Environmental Protection Agency criteria for environmentally safe pesticides. The U.S. Environmental Protection Agency approved RoachX is over 96% effective in three to four days with one application for indoor/outdoor eradication of cockroaches. We market RoachX to retailers, commercial pest control companies and businesses in the United States and abroad.

                              REVENUES BY DIVISION
                              --------------------
                                 Fiscal Year Ended  % Total     Fiscal Year Ended    % Total
                                   July 31, 2001      Sales      July 31, 2000         Sales
                                 -----------------  --------   ------------------     -------
Water Treatment Division
     Commercial Water Treatment      $1,698,900        71%         $1,597,500           96%
     Residential Retail Water          $190,800         8%            $29,800            2%
     Treatment
     Nutripure Dealer Program          $167,400         7%            $34,200            2%

Bioscience Division
     Silver Ion Technology             $320,300        13%                  -            -
     Pest Management Technology         $32,300         1%                  -            -
                                     ----------                     ----------
Total Revenues                       $2,409,700                     $1,661,500



Securities Offered:   327,280 shares offered by the selling securities holders.

We are not offering any of the selling securities holders securities. These shares may be sold by the holders from time to time at prevailing market prices. We will not receive any of the proceeds from any sale of the selling securities holders shares. See "Selling securities holders" page 13 and "Plan of Distribution" page 14.


Use Of Proceeds: Innovative will not receive any of the proceeds from any sale of the selling securities holder shares.

                              Risk Factors

These securities involve a high degree of risk. Prospective purchasers should consider carefully, among other factors set forth in the prospectus, the following:

Risks of Our Business

1. We had a loss of $1,782,200 in our most recent fiscal year and may continue to have losses in the future which may impair the value of an investment in the shares.

During the fiscal year ended July 31, 2001 we incurred a loss of $1,782,200. This loss resulted primarily from declining sales of our Fillmaster(R) products and significant expenditures on future products in anticipation of creating future revenue. If our revenue growth is slower than we anticipate or our operating expenses exceed our expectations, it may take an unforeseen period of time to achieve or sustain profitability or we may never achieve or sustain profitability. This may result in an adverse effect on the market value of an investment in the shares.

2. Our market for Fillmaster(R)Products is maturing and only marginal sales growth expected.

Fillmaster sales only increased 6% from fical year 2000 to fiscal year 2001 Fillmaster revenues have represented almost 100% of our revenue for the past six fiscal years and 71% of our revenue for fiscal year 2001. We believe the level growth in Fillmaster revenues is due to multiple factors, including the fact that the market for pharmacy products is maturing in that there is a decreasing number of pharmacy chains that do not have water filtration products, and that we have sold systems to most major chains. In addition, we are facing our first significant competiro in the pharmacy industry, FreshWater Systems. The competitor's impact on the market has affected our volume of filter replacement sales. Limited growth or a decline in Fillmaster sales may have an adverse effect upon our ability to not only achieve profitability but also to finance the development and marketing of new products. This may result in an adverse effect on the market value of an investment in the shares.


3. We are marketing new products and technology which have not been accepted into the marketplace.

We have begun marketing several new antimicrobial silver ion technologies to industrial markets including healthcare, dental, veterinary and food processing as well as to consumer products markets as well as environmentally safe pesticides. Revenues from these new products during the fiscal quarter ended April 30, 2001. Risks involved in introducing these new products include liability for product effectiveness and competition from existing or emerging sources.

4. Some of our new bioscience products must be approved by government agencies, and we may be delayed or prevented from selling the new products until such approvals are obtained.

Some of our new bioscience applications for the healthcare markets and food preparation markets will require government agencies approvals prior to marketing or sale in the United States. We have not yet applied for Food and

Drug Administration or Department of Agriculture approval. If these applications are not approved we will not be able to market or sell such products which would limit the revenues which may be realized from bioscience products. Even after approval, we will remain subject to changing governmental policies regulating antimicrobial products. We also intends to take these technologies to the international marketplace, and international business carries a great deal of risk with regard to foreign governments, banking and markets.

5. Our new products will be competing against well established and extremely large chemical and pharmaceutical companies.

Our silver ion products and pesticide products will be competing in markets dominated by extremely large, well financed and internationally recognized chemical and pharmaceutical companies. Our ability to compete will depend upon developing our brand recognition and distribution methods while are competitors already have well established brands and distribution and many times our financial ability. Focused competition by such chemical and pharmaceutical giants could substantial limit our potential market and ability to profit from these products.


6. We may not be able to protect and enforce our patents and intellectual property.

We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology and business. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our proprietary technology or otherwise obtain and use information that we regard as proprietary.

We have filed for U.S. and foreign patent applications and trademark registrations for our patents and trademarks. It is also possible that competitors or others will create and use products in violation of our patents and adopt service names similar to ours. Such patent infringement could have a material, adverse effect on our business. Adopting similar names and trademarks by competitors could lead to customer confusion. Any claims or customer confusion related to our trademarks could negatively affect our business.

Litigation may be necessary to enforce our intellectual property rights and protect our trade secrets. If third parties prepare and file applications in the United States, or other countries that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the regulatory agencies who determine priority of rights to the trademarks. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results.

Finally, to the extent that we operate internationally, the laws of many countries may not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a "first-to-file" trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademark. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

7. We may face liability for content on our Nutripure.com website.

Third parties may claim that posting health and wellness information on our website makes us liable for damage caused by use of the products sold or that such information is practicing medicine without a license. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business.

8. Breaches of security on the internet may slow the growth of e-commerce and subject us to liability.

The need to securely transmit confidential information such as credit card and other personal information over the Internet has been a significant barrier to e-commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. To the extent that our Nutripure.com activities involve personal consumer information, such as credit card numbers, security breaches could disrupt our business, damage our reputation and expose us to a risk of loss or litigation and possible liability. We could be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. We may need to spend a great deal of money and use other resources to protect against the threat of security breaches or to alleviate problems caused by security breaches.

9. We face risks associated with government regulation of and legal uncertainties surrounding the internet.

Any new law effecting the internet could increase our cost of doing business or otherwise adversely affect our business. Laws directly applicable to internet communications, commerce and advertising are becoming more prevalent. The law governing the internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws governing intellectual property, copyright, privacy, obscenity, libel and taxation apply to the internet. In addition, the growth and development of e-commerce may prompt calls for more stringent consumer protection laws and taxation of internet commerce. Governments in foreign jurisdictions may regulate Internet or other online services in such areas as content, privacy, network security, encryption or distribution more stringently than in the United States. This may affect our ability to conduct business internationally. We also may be subject to future regulation not specifically related to the Internet, including laws affecting direct marketers.

10. We may face product liability for the products we manufacture and sell.

As a business which manufactures and markets products for use by consumers, we may become liable for any damage caused by our products when used in the manner intended. Any such claim of liability, whether meritorious or not, could be time-consuming, result in costly litigation. Although we maintain general liability insurance, our insurance may not cover potential claims of the types described above or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could harm our business.

11. We may face liability for marketing our Nutripure consumer water filtration products with the phrase "Pharmacist Recommended".

We use the phrase "Pharmacist Recommended" in our marketing materials for Nutripure consumer water filtration products. We base our use of the phrase on limited focus group information and comments received from individual pharmacists regarding the benefits of purified water. No independent pharmacist organization has ever issued us a recommendation or even evaluated our products. As a result there is a risk that allegations of deceptive advertising could be made against us by state or federal agencies responsible for enforcing truth in advertising laws. Whether such allegations would be meritorious or not, the negative publicity of such allegations could have a material adverse effect on our sales of consumer water filtration products. In addition fines could be imposed upon us and we could be required to change our marketing material which would represent a material cost to us.

12. Doing business in Brazil present risks for a small company doing business in other countries.

Doing business in Brazil while being a small business headquartered in the United States presents risks associated with the cost of developing and maintaining operations in a foreign country with an unfamiliar legal and business environment. In addition, volatility in the value of the Brazilian currency creates uncertainty as to the profitability of operating in Brazil. If our Brazilian operations are not successful it could have a materially adverse effect upon our business.


Risks of Investing in our Common Stock

1. The price and trading volume of our common stock has been highly volatile and could adversely effect an investor's ability to sell the shares and the available price for the shares when sold.

Since going public in August 1996, the price and trading volume has been highly volatile. The price range has been from below $1 per share to over $7 per share. In addition, the monthly trading volume has varied from under 200,000 shares to over 3,000,000 shares. Investors need to consider this volatility which could result in lower prices being available to the investor if the investor desires to sell their shares at a given time.

2. The listing of our common stock on the Nasdaq SmallCap Market is subject to our meeting their continued listing requirements and failure to maintain our listing could adversely effect an investor's ability to sell the shares and the available price for the shares when sold.

Our common stock is listed on the Nasdaq SmallCap Market and is subject to being removed from this market if we do not continue to meet the continued listing requirements. These continued listing requirements include maintaining a stock price over $1 per share as well as maintaining at least $4,000,000 in assets with $2,000,000 of net assets as well as other requirements. If we should fail to maintain these requirements and our common stock was moved from the Nasdaq SmallCap market and was traded on the Over-The-Counter Electronic Bulletin Board Market which does not have similar continued listing requirements, an investor's available price and ability to sell the shares could be adversely effected as many broker-dealers and many investors will not trade or invest in securities traded on the Over-The-Counter Electronic Bulletin Board Market.

3. Our common stock may be classified as a "Penny Stock" which could adversely affect an investor's ability to sell the shares and the available price for the shares when sold.

In the event that our common stock was removed from the Nasdaq SmallCap Market for failure to meet the continued listing criteria, we believe that our common stock would be characterized as "penny stock" under U.S. Securities and Exchange Commission regulations. As such, broker-dealers dealing in our common stock will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer to determine if purchasing our common stock is suitable for a particular investor. The broker-dealer must also obtain the written consent of purchasers to purchase our common stock. The broker-dealer must also disclose the best bid and offer prices available for our stock and the price at which the broker-dealer last purchased or sold our common stock. These additional burdens imposed upon broker-dealers may discourage them from effecting transactions in our common stock, which could make it difficult for an investor to sell their shares.

4. The number of shares issuable upon exercise of stock options and outstanding common stock purchase warrants may adversely effect the market price for our shares.

We have adopted a 1996 Incentive Stock Option Plan, a 1996 Directors and Officers Stock Option Plan, a 1998 Directors and Officers Stock Option Plan, a 2000 Directors and Officers Stock Option Plan, a Scientific Consultants and Advisors Stock Option Plan and an ETI H2O Corporation Stock Option Plan for our subsidiary which manufactures Axenhol. We have reserved 6,500,000 common shares for issuance under these plans. As of the date of this prospectus options to acquire over 4,200,000 shares have been awarded pursuant to these plans. In addition, common stock purchase warrants to acquire up to 83,334 shares of common stock for $4.00 per share on or before January 28, 2003 are currently outstanding and common stock purchase warrants to acquire up to 88,640 shares of common stock for $3.468 per share on or before July 31, 2002 are also outstanding. The exercise of options and common stock purchase warrants and sale of underlying shares could have an adverse effect on the market for the shares.

5. Previously outstanding convertible debentures contain an anti-dilution provision which could result in additional shares being issued to the holder in the event we declare a reverse split of the outstanding common stock, thereby further diluting the ownership of our common stock and possibly depressing the price of the common stock.

The convertible debentures converted on July 31, 2001 contained an anti-dilution provision. This provision states that in the event we declare a reverse split of the outstanding common stock within 180 days of a conversion of the convertible debenture into common stock, the holder of the convertible debenture may elect to have their conversion recalculated using the average closing bid price of the common stock as reported on the NASDAQ SmallCap Market for the ten trading days immediately following the effective date of the reverse split. If such recalculation would result in a greater number of shares than received from the prior conversion, we are required to issue such additional shares to the holder within five business days of receipt of re-calculated conversion notice.


Where You Can Get More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC's Web site at http://www.sec.gov.

Our common stock is listed on the Nasdaq SmallCap Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We have filed a registration statement on Form S-3 under the Securities Act of 1933 with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement on Form S-3, as permitted by the SEC. Refer to the registration statement on Form S-3, including the exhibits, for further information about us and our common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above.

Upon request, we will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any information that was incorporated by reference in the prospectus (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the prospectus). We will also provide upon request, without charge to each person to whom a copy of this prospectus has been delivered, a copy of all documents filed from time to time by us with the SEC pursuant to the Exchange Act of 1934. Requests for copies should be directed to Donna Singer Vice President, Innovative Medical Services, 1725 Gillespie Way, El Cajon, California 92020. Telephone requests may be directed to Ms. Singer at (619) 596 9600.

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

Certain Information We Are Incorporating By Reference

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

-- Form 8-A Registration Statement as amended filed on July 22, 1996 and the Description of the Common Stock incorporated by reference therein from the Registration Statement on Form SB-2 dated August 8, 1996 SEC file no 333-434.

-- Form 10-KSB Annual Report for the fiscal year ended July 31, 2001 filed on October 29, 2001

-- Amendment No. 1 to Form 10-KSB Annual Report for the fiscal year ended July 31, 2001 filed on November 15, 2001

-- Amendment No. 2 to Form 10-KSB Annual Report for the fiscal year ended July 31, 2001 filed on December 4, 2001

--   Form 15 Certification and Notice Of Termination Of Registration under
     Section 12(g) Of The Securities Exchange Act Of 1934 for Class A Warrants filed on November 15, 2001

--   Form 8-K regarding settlement of NVID Litigation filed on December 6, 2001

-- Amended Form 8-K regarding settlement of NVID Litigation filed on December 7, 2001

--   All other documents filed by us after the date of this prospectus under
     Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, are incorporated by reference herein to be a part thereof from the date of filing of such documents.




You may request a copy of these filings at no cost, by writing, telephoning or e-mailing us at the following address:

Innovative Medical Services
1725 Gillespie Way, El Cajon, California 92020
e-mail: dsinger@imspure.com

This prospectus is part of a registration statement we filed with the United States Securities and Exchange Commission. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.


Forward-Looking Statements

This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934, including statements regarding our drug development programs, clinical trials, receipt of regulatory approval, capital needs, collaborative agreements, intellectual property, expectations and intentions. Forward-looking statements may be identified or qualified by words such as "likely", "will", "suggests", "may", "would", "could", "should", "expects", "anticipates", "estimates", "plans", "projects", "believes", or similar expressions and variants of those words or expressions.

Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth below under "Risk Factors" and elsewhere in this prospectus. The factors set forth below under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We cautions readers not to place undue reliance on such statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                        Description Of Securities

Common Stock

We are authorized to issue up to 20,000,000 shares of its no par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be set from time to time prior to issuance by the Board of Directors.

Private Placement Warrants

83,334 Private Placement Warrants were sold in January, 2001. These January 2001 Private Placement Warrants entitle the holder to acquire an additional share of common stock for $4.00 per share on or before January 28, 2003.

Convertible Debentures

In April 2001, two convertible debentures, each with a principal amount of $100,000 were issued. The debentures accrued interest at the rate of 10% per annum resulting in $2,465.75 of accrued interest throught the date of conversion on July 31, 2001. The debentures were converted into 44,320 units each consisting of one share of common stock and a common stock purchase warrant to acquire 44,320 shares on or before July 31, 2002. The conversion price for each unit was $2.312 per unit which was equal to 80% of the average closing bid price of the common stock as reported on the NASDAQ SmallCap Market for the five trading days immediately preceding the date of receipt of a notice of conversion on July 31, 2001. The $3.468 exercise price of the common stock purchase warrant contained in the units is equal to 120% of the average closing bid price as reported on the NASDAQ SmallCap Market for the five trading days immediately preceding the date of receipt of a notice of conversion on July 31, 2001.

In the event of default defined as including failure to repay upon maturity, bankruptcy or insolvency, default interest at the rate of 20% per annum would have accrued on the debentures as well as all costs of collection and attorneys fees.

In addition the Convertible Debentures contained an anti-dilution provision. This provision stated that in the event we declare a reverse split of the outstanding common stock within 180 days of a conversion of the Convertible Debenture into common stock, the holder of the Convertible Debenture may elect to have their conversion recalculated using the average closing bid price of the common stock as reported on the NASDAQ SmallCap Market for the ten trading days immediately following the effective date of the reverse split. The holder would provide notice to us of its election. At this time we would recalculate the prior conversion using the post reverse split pricing. If such recalculation would result in a greater number of shares than received from the prior conversion, we are required to issue such additional shares to the holder within five business days of receipt of re-calculated conversion notice. The purpose of this provision is to protect the holder from loss of value of converted shares due to a reverse split based upon the assumption that the market price of shares following a reverse split will quickly be substantially less than the reverse split multiple following the effective date of the reverse split.

For example:

     - The holders received 88,640 shares for its conversion on July 31, 2001 at a conversion price of $2.312 per share;

     - Assume a two to one reverse split is effective prior to January 29, 2002;

     - Assume the ten day average closing bid price following the effective date of the reverse split is $3.00;

     - The holders now have 44,320 shares for which it effectively paid $4.624 per share less than 180 days ago;

     - A recalculation of the conversion based upon post reverse split pricing would result in recalculated conversion price of $2.40 per share and 85,388 shares due to the holders;

     - We would be obligated to issue an additional 41,068 shares to the holder.

                        Selling Securities Holders

The following Selling securities holders whose shares have been registered for public resale are set forth below:

SELLING                       SECURITIES    SECURITIES   %Before      %After
SECURITIES HOLDER             OWNED         OFFERED      Offering     Offering

Solinvest Group, Ltd.          88,640        88,640      1.2%         0%
Multiasian Ventures Ltd.       88,640        88,640      1.2%         0%
Harold Singer                 115,000        65,000      1.6%         <1%
Harold W. Clark                30,000        30,000      <1%          0%
Albert Pick III                46,667        30,000      <1%          <1%
Keystone Capital Mgmt.         25,000        25,000      <1%          0%

Solinvest Group, Ltd., is a corporation for which Mr. Alfred Peeper is the control person. The shares offered by Solinvest Group, Ltd., include 44,320 shares acquired from the July 31, 2001 conversion of a $100,000 principal amount convertible debenture issued in April 2001 and potential exercise of 44,320 common stock purchase warrants also obtained in the conversion.

Multiasian Ventures Limited, is a corporation for which Mr. Alfred Peeper is the control person. The shares offered by Multiasian Ventures Limited include 44,320 shares which acquired from the July 31, 2001 conversion of a $100,000 principal amount convertible debenture issued in April 2001 and potential exercise of 44,320 common stock purchase warrants also obtained in the conversion.

Mr. Singer's shares include exercisable options to acquire 50,000 shares and the 65,000 shares acquired in a private placement in April 2001 for $1..50 per share.

Keystone Capital Management is a corporation for which Mr. Ralph Hibbitts is the control person. Keystone Capital Management acquired its shares in a private placement in April 2001 for $1.50 per share.

Mr. Clark and Mr. Pick acquired their shares in a private placement in April 2001 for $1.50 per share.

None of the Selling securities holders nor any of their affiliates have ever held any position, office, or other material relationship with Innovative Medical Services nor hold any additional shares of Innovative Medical Services.

              Selling Securities Holders Plan Of Distribution

The Selling securities holders may sell or distribute its shares in transactions through underwriters, brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with the Selling securities holder.

The distribution of the Selling securities holders shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) in the following types of transactions:

1.   Over-the-counter market sales
2.   Privately negotiated sales
3. By writing of options on the shares (whether such options are listed on an options exchange or otherwise).

Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

If the selling securities holders effect such transactions by selling the shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling securities holders or commissions from purchasers of the shares for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved).

A selling securities holder and any brokers, dealers or agents that participate in the distribution of the securities might be deemed to be underwriters, and any profit on the sale of the securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

A selling securities holder may pledge the shares from time to time in connection with such Selling securities holder's financing arrangements. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the shares, such pledgees may be deemed underwriters with respect to such shares and sales by them may be effected under this prospectus. We will not receive any of the proceeds from the sale of any of the shares by the selling securities holder.

Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the shares may not simultaneously engage in market making activities with respect to the shares for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling securities holders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling securities holder.

Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

Transfer Agent: The transfer agent with respect to the shares is Computershare Investor Services Inc., Lakewood, Colorado.

Experts: We are relying on the report of Miller and McCollom, Certified Public Accountants, for their report on the fiscal years ended July 31, 2001 and 2000, given on the authority of said firm as experts in auditing and accounting which is incorporated by reference in this prospectus from the Annual Report of Form 10-KSB for the year ended July 31, 2001.

Legal Matters: The legality of the shares offered will be passed on for the Company by Dennis Brovarone, Attorney at Law, Littleton, Colorado. Mr. Brovarone is also a Director of Innovative Medical Services.


Legal Proceedings

Reitz Litigation: A legal proceeding in the Circuit Court of Pinellas County, Florida was filed by Zedburn Corporation, against us for breach of contract in October 1997. The breach of contract alleged was for payment of fees for Mr. David Reitz's and Mr. Steven Durland's services of arranging a public offering of our common stock. We has filed counterclaims based upon the Racketeer Influenced and Corrupt Organization (RICO) Act against David Reitz, Zedburn Corporation, Capital Development Group, Steven Durland and other defendants. It is our position that Mr. Reitz and others perpetrated a scheme to defraud us of cash fees and securities in connection with purported services of arranging a public offering of our common stock. In October 1997, Mr. Reitz and Zedburn filed for protection under the Federal bankruptcy laws. In August 1998, Mr. Reitz voluntarily dismissed his bankruptcy and as a result thereof we named Mr. Reitz as a defendant to our counterclaims.

We believe that the defendants had perpetrated similar schemes against other parties. We also believe it has substantially completed discovery and complied compelling evidence to prove its claims.

Several of the Defendants filed Motions to Dismiss our counterclaims. A hearing on the Motions was held on October 1, 1998. Certain of the Motions were granted pending our amendment of its Counterclaim. We amended our Counterclaims in accordance with the judge's rulings. Certain Defendants filed second Motions to Dismiss the amended Counterclaims. A hearing on these latest motions was held in March 1999, before a different judge than the judge who ruled on the first motions. On April 20,1999, Orders were entered granting the Defendants' Motions to Dismiss. However these Orders did not state the basis for the Orders, nor was our legal counsel provided notice of the Orders or a copy of the new judge's correspondence offering a "formal ruling" upon request. In May 1999 we filed an Appeal of the Orders and Motions for Reconsideration based upon inconsistency of the Orders with the previous judge's rulings and the lack of notice to us. In August 2001, the Court of Appeals reversed the trial court's ruling and reinstated our claim against the defendants with the exception of our RICO action. We intend to pursue a trial as soon as possible.

We have neither accrued a liability in its financial statements regarding this litigation nor disclosed the matter in the footnotes thereof. We have not done so because we do not believe there is any merit to Mr. Reitz's claims and that the likelihood that we will realize a loss from these matters is believed remote. In addition, we believe that in the unlikely event that we settle, the amount of any such settlement would not be material to our financial statements.

Fresh Water Systems Litigation: We filed an action against John Woodard, our former Vice President of Sales, in Superior Court in the State of California in April 2000. We alleged Mr. Woodard violated his non-competition/non-disclosure agreement and provided proprietary information, including information regarding our Fillmaster line of products and Fillmaster customer base, to Fresh Water Systems, Inc. We alleged the misappropriation of customer lists, equipment service and maintenance schedules, equipment data, business plans and research and development secrets. We are seeking monetary damages and injunctive relief.

We have also filed an action against Fresh Water Systems, Inc., Steven Norvell, Brian Folk and Eric Norvell in Superior Court in the State of California. The action was filed in August 2000 and amended in October 2000. We allege Fresh Water Systems and it's officers and directors misappropriated our trade secrets obtained from our former employees, engaged in unfair competition in violation of the California Unfair Practices Act, tortious interference with contractual relations, tortious interference with prospective business advantage, fraud, trade libel and conspiracy with regard to the Fillmaster line of products and Fillmaster customer base. We are seeking monetary damages and injunctive relief.

NVID Litigation:

The previously reported dispute with NVID International has been settled. On April 12, 2001, NVID, International, Inc. filed a declaratory judgment action in the Circuit Court of Pinellas County, Florida against Innovative Medical Services and ETI-H2O, Inc. The lawsuit sought a judicial declaration that the Manufacturing, Licensing and Distribution Agreement, dated March 26, 2000 between us, NVID, International, Inc. and ETI-H2O did not constitute a binding contract and seeks unspecified damages. The lawsuit did not challenge the binding effect of the Standard Manufacturing Agreements dated November 30, 1998 and September 17, 1999 between NVID, International, Inc. and ETI-H2O and the November 24, 1999 License Agreement between us and NVID, International, Inc. After removing the case from Pinellas County Circuit Court to the United States District Court for the Middle District of Florida and filing a Motion to Dismiss in May 2001, we filed and were granted a Petition to Compel Arbitration in the United States District Court for the Southern District of California in July 2001.

On November 30, 2001, we settled the dispute with NVID and acquired the Axenohl patent. Under the terms of the agreement, NVID dismissed its case against us and assigned the Axenohl patent to us. In return, NVID receives 700,000 shares of our common stock and 5% of our gross Axenohl sales until March 2018, the end of the life of the patent. There are minimum royalties of $1,000,000 for the period of November 2001 to July 31, 2004 and for each fiscal year thereafter. If the minimum royalty for any period is not met, we have the right, in our sole and absolute discretion to pay NVID the deficiency in cash, in our common stock at prevailing market prices or transfer the patent back to NVID with out further royalty obligation. Pursuant to the terms of the agreement, NVID assigned 17,5000 shares to Andrew Arata, 17,500 shares to George Duren and 14,000 shares to Dr. Charles Lewis in settlement of claims by these individuals against NVID. Mr. Arata and Mr. Duren are executive officers of ETI-H2O, our wholly owned subsidiary, which remains the sole manufacturer of Axenohl. As part of the settlement agreement, we entered into non-exclusive marketing agreements for Axenohl with Watertronics, Ltd., for the United Kingdom and Aqua Biotech S.A. de C.V. for the Republic of Mexico. In addition, Innovative Medical Services reaffirmed the exclusive right of Sistecam, S.A. to manufacture and market Axenohl for sale in Costa Rica for the duration of the patent.

All documents required by the agreement have been executed and delivered except for the personal guaranty of one of the NVID directors to indemnify us and our successors and assigns in respect of any and all claims, losses, damages and expenses which may be incurred by us as a result of or arising out of any claims of ownership or interest in the Patent, including but not limited to claims of license, assignment or security interest by any party. As a result of the failure to deliver this personal guaranty, the 651,000 shares issued to NVID are to be held by the Arbitrator until such time the time period in which adverse claims may be filed against the assignment of the patent with the U.S. Patent Office has expired. This time period is five months from the date of the filing of the assignment of the patent with the U.S. Patent Office. We anticipate the filing of the assignment of patent with the U.S. Patent Office on or before December 14, 2001.



On August 2, 2001, Innovative Medical Services and Eckerd Corporation settled the previously reported litigation. We had filed an action against Eckerd Corporation in Superior Court in the State of California in August 2000, in which we alleged Eckerd Corporation had not paid for Fillmaster products ordered by and shipped to Eckerd pharmacies. Executives of both companies determined it was in their mutual best interest to avoid the costs and risks associated with litigation and settle the dispute. The terms of the settlement include a payment to Innovative Medical Services by Eckerd of a compromised amount of the claim and a commitment by Innovative Medical Services to supply product to Eckerd.

                   The Business of Innovative Medical Services


Overview
Innovative Medical Services began as a provider of pharmaceutical water purification products. Although our current revenues are still primarily from the pharmacy industry, we have expanded from our niche pharmacy market into other, broader markets with new products, including residential and commercial water filtration systems, health and wellness-related retail merchandise, e-commerce products, and silver ion bioscience technologies.

The Fillmaster(R) pharmaceutical water purification, dispensing and measuring products include the Pharmapure(R) water purification system, the FMD 550 dispenser, the patented Fillmaster 1000e computerized dispenser and the patented Scanmaster(TM) bar code reader. We also market proprietary National Sanitation Foundation certified replacement filters for the Fillmaster Systems.

Our Nutripure(R) line of water treatment and filtration systems includes the Nutripure 3000S-Series whole-house water softening systems, the Nutripure Elite reverse osmosis point-of-use systems, the Nutripure 2000 countertop water filtration system and the Nutripure Sport filtered sport bottle.

We distribute our various Nutripure products in several ways, including retail sales, catalogue placement, business-to-business sales, internet promotion and in-home sales presentations.

Through our subsidiary Nutripure.com(R), we operate an e-commerce health website, Nutripure.com(R), that distributes Bergen Brunswig products which provides consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to merchandise, the site offers comprehensive health and wellness information in an easy-to-access, intuitive reference format.

In November 2001, we acquired the patent for Axenohl (TM). Axenohl is a patent-pending, non-toxic aqueous disinfectant. Axen (TM) is our trademarked, formulated hard surface disinfectant product containing Axenohl for commerical, industrial and residential applications. The EPA registration for use of Axenohl(TM) and Axen(TM) as hard surface disinfectants has been issued, and we plan to pursue additional EPA, USDA and FDA regulatory approvals for other applications Additional possible uses for this product include wound care, topical infection care, and personal disinfecting retail products, which may require FDA approvals as well as municipal water treatment, point-of-use/point-of-entry water treatment products, which may require additional EPA approvals.

We expanded our bioscience division by acquiring a new pesticide technology during the year. The product line contains particular formulas for specific pests and targets cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests. We are marketing the first product from the line, the EPA-approved RoachX(TM), to the pest control industry through the two largest pest control wholesalers in the United States. We have submitted for and anticipate EPA approval for AntX(TM), the next product in the line. We are ready to begin selling AntX as soon as approval is received.


History
Innovative Medical Services was incorporated in the State of California on August 24, 1992, to pursue the immediate business of manufacturing and marketing the Fillmaster and subsequently a broadly based business of delivering advanced technology, equipment and supplies to not only the pharmacy industry, but also other healthcare markets and to retail consumers.

In the past five years, we have transitioned from a one-product company supplying a niche market to a multi-division company managing new products and programs. In addition to expanding the Fillmaster product line with the Fillmaster 1000e and the Scanmaster, we launched a line of residential water treatment and filtration products and several other health related retail products. We distribute many of the new products through distribution channels established by sales of Fillmaster Systems to retailers. We also launched a strong e-commerce initiative and entered the bioscience arena with its silver ion disinfecting technologies.

In October 1998, Innovative Medical Services acquired AMPROMED, Rio de Janeiro, Brazil, and certain assets of Export Company of America Inc. (EXCOA), Fort Lauderdale, FL, and established a new Nevada corporation to hold and operate the export/import operation. AMPROMED's primary business is the sale of medical, dental and veterinary disposable products. In addition to medical supplies, we plan to distribute water treatment and silver ion products to Brazil through AMPROMED. Since the acquisition, the economic conditions in the region have declined and implementation of the project has been delayed. We no longer have immediate plans to import medical and dental supplies into Brazil but we believe, however, that Ampromed is a vital part of our plan to market and sell "Axenohl", RoachX and the Nutripure line of water treatment products. Because we suspended our plans to market medical and dental supplies in Brazil in May of 2000, we determined the goodwill and customer list assets of AMPROMED should be written off, and the value of the license to do business in Brazil should be written down to what it would cost to acquire in today's market. This was estimated to be approximately $150,000, which is being amortized over its expected useful life of 15 years.


In December 1999, we formed a wholly owned subsidiary, Nutripure.com, to capitalize on internet commerce opportunities focusing on health and wellness. In January 2000, we began the process to spin off Nutripure.com as a separate public company. During the intervening time, adverse market conditions for solely internet-based ventures have eroded Management's confidence in the viability of a public market for Nutripure.com common stock. Therefore, in October 2000, our Board of Directors elected to retain Nutripure.com as an operating division of Innovative Medical Services in order to minimize the substantial administrative expense associated with launching and operating a public company.

In July 2000, we formed a Scientific Advisory Board to assist us with our new Bioscience division and all aspects of the development and identification of uses for the Division's new products. The first product under review is Axenohl. The Advisory Board examines the potential uses and avoidance of toxicity as well as support our efforts to obtain governmental approvals for Axen. We expect the leadership and experience of the members of the Scientific Advisory Board to play a key role in moving Axen-containing products to market.

In January 2001, we acquired all manufacturing and marketing rights to the patented and U.S. Environmental Protection Agency approved RoachX pesticide product from the inventor, Gerald Weaver, PhD. The consideration for the assignment of these rights was an employment agreement with Innovative, options to acquire up to 200,000 shares of our common stock, $50,000 payable within 30 days of the agreement and $450,000 to be paid in $50,000 increments due upon each $1,000,000 of net sales of RoachX. A patent application for RoachX was filed in February 1998 to protect this nonaqueous form of insecticide consisting of a desiccant, preferably boric acid, with additional ingredients for binding, stability and target insect attraction.

                         Principal Products and Markets

Water Treatment Division

         Pharmaceutical Water Treatment
Fillmaster(R) The Fillmaster dispensing apparatus, connected to the Pharmapure(R) reverse osmosis water filtration system, provides measured amounts of "Purified Water" as defined by the United States Pharmacopoeia, ("USP") for reconstitution of liquid oral antibiotics and certain other pharmacy applications. Pharmapure is a six-stage water purification unit featuring an electronic water purity testing module and an auxiliary faucet for dispensing purified water. Fillmaster is a calibrated volumetric measuring and dispensing apparatus. The entire system (the "Fillmaster System") integrates with the building's tap water plumbing and is closed and pressurized to prevent contamination.

The Fillmaster System saves time and money for pharmacies. According to our testing, the Fillmaster has a fill rate at least three times that of previous bottle-and-hose methods, and direct and indirect costs associated specifically with bottled water are reduced or eliminated. Pharmacy storage space can be reallocated to more profitable items, labor savings accompany the efficiencies, and the expense of bottled water purchases of up to $1.25 per gallon is replaced by one annual filter change. Under optimum usage, a pharmacy reduces the cost of "purified water" to approximately $.04 per gallon.

In addition to efficiency and cost savings, the Fillmaster System increases prescription integrity by greatly reducing the possibility of human error while dispensing prescriptions. The patented Fillmaster 1000e employs multiple microprocessors to provide accurate and even-flow dispensing. We sell Fillmaster 1000e dispensers as an upgrade to existing installations and as a component of new installations. The Scanmaster, launched in August 1999, is a pager-sized, modular upgrade to the Fillmaster 1000e. A user simply scans a prescription's NDC bar code in front of the dispenser, and the Fillmaster 1000e displays the product name and required water quantity. The Fillmaster System then dispenses the prescription with one touch of a button. The advanced technology of the Fillmaster 1000e computerized dispenser and the Scanmaster bar code reader ensures accuracy of measurement and assurance of compliance to minimize liability.

This is a finite, niche market in which our significant customers to date consist primarily of domestic retail chain pharmacies. There are approximately 72,000 pharmacies in the United States and Canada, with many thousands more worldwide. Water-mixed antibiotic prescriptions, for which the Fillmaster is primarily used, make up approximately 12.6% of a pharmacy's total prescriptions and approximately 20% of a pharmacy's gross profit. We have installed over 20,000 Fillmaster dispensers in pharmacies across the nation, including Wal-Mart, Walgreens, Albertson's/American Stores, Eckerd, Fred Meyer, Target, CVS, Kroger, Smith's Food and Drug, Longs Drugs, Rite-Aid, Drug Emporium, Fry's, Hi-School Pharmacies, H-E-B, Fleming, Giant and Snyders. Also included in the customer base are many United States Military Clinics, including Bethesda Naval Hospital; the Kaiser Foundation for Medical Care; the Mayo Clinic and several hundred Independent and Hospital Pharmacies.

Fillmaster(R) System Filters We also market unique and proprietary NSF certified filter replacements for the Fillmaster's Pharmapure water purification system, which require changing at intervals of approximately 12 months or sooner as indicated by the purity testing module. The filter replacements represent a significant continuing source of revenues to us.

Customer Service Plan 2000(TM) Innovative Medical Services offers outstanding service to its pharmacy customers with its exclusive Customer Service Plan 2000 (CSP 2000). The CSP 2000 provides an unlimited warranty on all Innovative Medical Services pharmacy products, regardless of age or quantity; significant discounts on maintenance item costs; free software upgrades for the Fillmaster 1000e and Scanmaster; a secure web site that allows pharmacy customers to monitor history, scheduled maintenance and account status; automatic replacement filter shipments; and simplified, annual invoicing. Motivated by the cost savings and the extended warranty coverage, most of our chain customers have entered into multi-year contracts for the CSP 2000.


         Residential Water Treatment Products

Nutripure(R) 3000S Series Innovative Medical Services' Nutripure Water Dealer Program program offers existing independent water treatment dealers a line of residential water softening and other point-of-use water treatment equipment for sale to the public under IMS' Nutripure brand. In addition, the program provides complementary, industry-unique financing that extends credit to consumers for the purchase of water treatment equipment from participating dealers. We realize revenues from both the sale of Nutripure equipment and the financing.

The Nutripure 3000S-Series whole-house water softening systems, like most water softening systems on the market, are typically professionally installed in a customer's basement or garage and require electricity. The Nutripure water softening systems, comprised of a resin tank, brine tank and controller, extract minerals from the water through an ion exchange process. Nutripure 3000 systems are often installed in conjunction with Nutripure Elite systems.

We have formed alliances with independent dealer groups, finance companies and leading equipment component manufacturers to create a marketing program to sell and finance whole-house water treatment systems through existing dealers. We believe this marketing strategy provides consumers and independent dealers a name and image they can trust. The programmable systems come equipped with microprocessors and electronic water meters to monitor daily water usage and provide automatic, demand-based water conditioning. An electronic memory stores operating system information, and battery backup keeps it current if power is lost.

In May 2001, we announced our Nutripure water dealer program and our partnering with USFilter of Palm Desert, California for the water softening and filtering equipment being sold under the program. Our arrangement with USFilter is that we will only buy USFilter equipment for the program which labeled as Nutripure equipment and that USFilter will sell the equipment within the United States only to us. USFilter ships equipment in their ordinary course of business upon receipt of purchase orders generated from the program. Other than the purchase orders there is no written agreement between Innovative and USFilter. We then resell the Nutripure equipment to participating water treatment equipment dealers. The Nutripure water dealer program is offered to existing independent water softener, water treatment equipment distributors. The independent dealers must sign an exclusive equipment agreement with us. Thereafter the independent dealer has access to the MBNA and Automated Payment Services financing system.

Nutripure(R) Elite The Nutripure Elite line of residential drinking water systems combines reverse osmosis technology with carbon filtration to improve the taste, smell, quality and safety of standard tap water. Reverse osmosis is a water treatment process that removes contaminants from water by using pressure to force the water molecules through a semi-permeable membrane. Carbon, sometimes referred to as activated carbon, is a water treatment medium commonly used for dechlorination and for reducing trace and soluble materials from water.

The Nutripure Elite reverse osmosis filtration system is comprised of a storage tank, a faucet and a water filtration apparatus which includes a sediment filter, pre- and post-carbon filters and a reverse osmosis membrane. Nutripure Elite requires neither professional installation nor electricity to operate. The Nutripure Elite system filters to .001 micron and reduces heavy metals, chemicals and microorganisms, such as cryptosporidium and giardia, as well as reducing bad taste and odor from drinking water. A micron is measurement unit equal to one millionth of a meter. Micron measurements are applied to water filtration systems to indicate the particle size at which suspended solids larger than that size will be removed.

We distribute Nutripure Elite systems through independent pharmacists, providing them an exclusive health product. Our direct sales force of independent water treatment dealers also distributes the Nutripure Elite system in conjunction with sales of the Nutripure 3000S Series water softening equipment.

Nutripure(R) Elite Filters We also market unique and proprietary filter replacements for the Nutripure Elite residential drinking water systems that require changing every 12 months.

Nutripure(R) 2000 Innovative Medical Services entered the retail venue with its Nutripure 2000 Countertop Water Filtration System. Nutripure 2000, developed specifically for mass merchandising, offers water filtration technology at competitive pricing. Nutripure's filter component is a one-micron, carbon microfilter reduces dirt, chemicals, lead and parasites to improve the taste, quality and safety of tap water.

The filter component has been tested by Spectrum Laboratories to meet or exceed National Sanitation Foundation Standard No. 53 Health Effects and Standard No. 42 Aesthetic Effects. These tests determine if the product meets the most stringent standards set by the NSF for consumer water filtration. Spectrum Labs, Inc. is an independent laboratory in New Brighton, Minnesota. The testing on the Nutripure product was paid for by Omnipure Filter Company, Caldwell, Idaho. Omnipure is the manufacturer of the filter component. The test reports were submitted by Spectrum Labs, Inc. to Omnipure on April 6, 1998. We had no prior relationship with Spectrum Labs when the tests were conducted. We selected the Omnipure filter component for the Nutripure 2000 in part because it had this testing available, though there are several other similar quality filter components readily available. Other than the purchase orders there is no written agreement between us and Omnipure.


Spectrum Labs' Product Testing Department conducted testing on the product for chlorine reduction in accordance with test protocol contained in NSF International Standard Number 42 "Drinking Water Treatment Units/Aesthetic Effects," Appendix B, "Chemical Unit Test Methods," Section I, "Procedure - Plumbed-In and Faucet Mounted Taste, Odor and Chlorine Reduction Units Without Reservoir," revised June 1988. The product was found to meet the requirements for compliance under Standard Number 42 for taste, odor and chlorine reduction for Class I filters.

In addition, Spectrum Labs evaluated the product for cyst and turbidity reduction and structural integrity in accordance with test protocol contained in NSF International Standard Number 53, "Drinking Water Treatment Unites/Health Effects," Section 6.12, "Mechanical Filtration Test Methods," and Section 6.6, "Structural Integrity Performance. The filter media evaluation was performed based on test protocol contained in NSF Standard Number 53, Section 6.7, "Filter Media." Influent and effluent samples were analyzed for cyst reduction using American Society for Testing and Materials Method Number F796 which is a standard particle counting method. Samples evaluated for turbidity were analyzed using EPA Method Number 180.1 which is a nephelometric method. NSF Standard Number 53, Section 6.6.1.2 protocol was used to perform the pressure evaluation for structural integrity. The product was found to meet the requirements for compliance under NSF Standard Number 53 for cyst and turbidity reduction, filter media evaluation and structural integrity performance.

The Nutripure 2000 requires no assembly and mounts directly to a faucet. Nutripure 2000 features a 2,000-gallon capacity filter, an automatic bypass shutoff valve, an electronic monitor that reminds users when to change the filter, and an exclusive filter design that prevents leaking and contamination because water flows only through the completely sealed filter cartridge.

We distribute Nutripure 2000 through retail outlets and catalogues in the United States and Canada. In many cases, product placement is established through existing channels of distribution in retail chains that use Fillmaster equipment in their pharmacies.

Nutripure(R) 2000 Replacement Filters We also manufacture and market replacement filters for the Nutripure 2000 water system. The Nutripure 2000 contains a 2,000-gallon filter that must be changed every year.

Nutripure(R) Sport Filtered Sport Bottle The Nutripure Filtered Sport Bottle, also offered as a private label or premium item, provides clean, great-tasting water for on-the-go consumers. The Nutripure Filtered Sport Bottle features a small carbon filter at the bottom end of the plastic straw so that, as the consumer drinks through the straw, the water is drawn up through the filter. An innovative alternative to buying expensive bottled water, Nutripure Sport filters an average of approximately 30 microns, reducing sediment and chlorine, and can be refilled 60 times before an inexpensive filter change is required. The Nutripure Sport program provides recurring revenue through sales of the replacement filter twin pack.


Retail Products Division

Medifier(TM) We also market the Medifier, a patented universal prescription bottle label magnifier. The Medifier holds various sized prescription bottles in position under a magnifier strip that enlarges dosage and use instructions to a clearly readable size. The Medifier is distributed through Innovative Medical Services' existing sales channels, as well as through catalogue sales and promotional products distributors.

E-Commerce Division

Nutripure.com(R) Innovative Medical Services operates Nutripure.com, an e-commerce website providing consumers a wide variety of vitamins, minerals, nutritional supplements, homeopathic remedies and natural products. In addition to products, the website offers comprehensive health and wellness information in an easy-to-access, intuitive reference format. The website also presents the Nutripure 2000 water filtration system.

Nutripure.com has formed a strategic alliance with Bergen Brunswig Corporation to provide a seamless online interface for efficient, direct-to-consumer distribution of products through Bergen Brunswig's strategically located state-of-the-art distribution facility in Louisville, Kentucky. The alliance combines the strengths of Nutripure.com's aggressive sales, marketing and customer support programs with Bergen Brunswig's leadership, buying power and order fulfillment and delivery system.


Bioscience Division

Axenohl(TM) In November 2001, Innovative Medical Services acquired the patent for Axenohl. Axenohl is a patent-pending, non-toxic aqueous disinfectant. Axen is a formulated hard surface disinfectant product containing Axenohl for commerical, industrial and residential applications. Based upon proprietary ionization stabilization technology, Axenohl does not include the use of traditional disinfectants such as quaternary ammonium salts, phenols, glutaraldehyde, chlorine or bromine compounds. Axenohl enhances the disinfection properties of halogens, such as chlorine at reduced levels and is a cost effective, stand alone alternative to halogens in many markets where conventional disinfection methodologies are employed.

We originally obtained worldwide manufacturing and marketing rights to Axen/Axenohl from NVID International, Inc., in a License Agreement dated November 24, 1999 and a Manufacturing, Licensing and Distribution Agreement dated March 26, 2000 which supersedes the November 1999 Agreement. The latter agreement became the subject of litigation that has subsequently settled.

Under the terms of the settlement, we acquired the Axenohl patent from NVID in exchange for 700,000 shares of our common stock and 5% of our gross Axenohl sales until March 2018, the end of the remaining life of the patent. As part of the settlement agreement, we entered into non-exclusive marketing agreements for Axenohl with Watertronics, Ltd., for the United Kingdom and Aqua Biotech S.A. de C.V. for the Republic of Mexico. In addition, Innovative Medical Services reaffirmed the exclusive right of Sistecam, S.A. to manufacture and market Axenohl for sale in Costa Rica for the duration of the patent.


In November, 2000, we closed an acquisition agreement whereby we acquired all of the outstanding common stock of ETIH20, Inc., in exchange for 51,240 shares of its common stock and employment agreements with Andrew Arata and George Duren, the executive officers of ETIH2O, Inc.

The EPA registrations for Axen and Axenohl as hard surface disinfectants were granted in June of 2001. We plan to pursue FDA approval in the future, but no applications have been made to date. We are currently researching the FDA approval process and plans to hire an experienced FDA consultant to assist with the process. With EPA approval the potential uses of Axen could make dramatic improvement in retail hard surface disinfecting products as well as in disinfecting hard surfaces in hospital ERs, surgeries, laboratories, dental and medical offices. We have funded testing with the United Stated Department of Agriculture for use of Axenohl in poultry processing. The USDA reported that the testing was to be completed in June 2001, and we are is awaiting the final report that will document the testing results. We anticipate FDA approval will be necessary for the use of Axen and Axenohl in food processing. Additional potential applications for this product include wound care, topical infection care, and personal disinfecting retail products, which we anticipate will require FDA approvals as well as municipal water treatment, point-of-use/point-of-entry water treatment products, which we anticipate will require additional EPA approvals.

We have developed equipment to dispense Axen in measured doses to municipal, commercial and point-of-use water supplies to kill bacteria, viruses and fungi originating from the water source or the delivery infrastructure.

Upon receiving appropriate approvals, we plan to launch a consumer line of products featuring Axen. The first products to be introduced will be the improved Nutripure antimicrobial soap and hand sanitizer featuring Axen. We have also established a line of veterinary products featuring Axen including antimicrobial shampoo, hoof spray, wound salve, and stall and kennel spray.


Boric Acid Based Pesticide Technologies During the year, we completed the acquisition of a new pesticide technology. The EPA-approved RoachX(R) was the first product to launch from the line, and we have submitted for and anticipate EPA approval for AntX. RoachX is over 96% effective in three to four days with one application for indoor and outdoor eradication of cockroaches, and can be used near children and food preparation areas. Boric acid is a well-known and effective deterrent of cockroaches and will kill them on contact, but cockroaches do not naturally eat the repellent. Although many pesticide products contain boric acid as the listed active ingredient, we believe RoachX to be new because of the combination of boric acid and glycerin in a colloidal suspension to create three unique results: 1) The formula protects the boric acid from water and humidity, 2) The cockroaches perceive formulation as food and will actually eat the glycerin-encapsulated boric acid, and 3) The formula acts as a time-released pesticide, allowing the cockroach to return to the nest before it dies and then becomes a "bait station" for other roaches in the colony. We believe the product line, containing particular formulas for specific pests, is effective against cockroaches, ants, palmetto bugs, silverfish, waterbugs, ticks, fleas, lice and garden pests. RoachX is available through Vopak (formerly Van, Waters & Rogers) and members of the Speckoz group of nine regional independent wholesalers.

We believe that with RoachX and AntX we are well positioned to capitalize on the recent federal restrictions on poisonous pesticides and the subsequent industry trend of eliminating spray pesticides and increasing the use of bait-style products like RoachX and AntX. The U.S. Environmental Protection Agency classifies chemicals according to its published "Toxicity Rating Scale". The scale lists Categories I, II, III and IV and defines them as Highly Toxic, Moderately Toxic, Slightly Toxic and Not Toxic. The EPA has placed Boric Acid, the active ingredient in RoachX, in Toxicity Category III: Slightly Toxic. Boric Acid is in the "least toxic" EPA category and is 96-100% effective, as tested by the USDA. Many states, including California, New York and Florida, have legislated to eliminate pesticide spraying in public schools and move to 100% IPM (integrated pest management) practices, such as using baits.

Competition
Although we have only one known competitor in its pharmaceutical water purification market, we face very strong competition in the residential water treatment markets where many large, long-established competitors currently hold most of the market share and have the capital resources available to invest in large national marketing campaigns.. The market for Axenohl is highly competitive because we must work to displace traditional disinfecting technologies sold by well-known international industry leaders. The market is similar for RoachX. Although recent changes in EPA regulations may ease our ability to enter the market, ongoing strong market presence of existing pesticide companies may make it difficult to compete. On June 8, 2000, the United States EPA reclassified the Dow Chemical product Dursban (also sold as Lorsban). Over 800 products containing the organophosphate pesticide chlorpyrifos are reclassified and now may only be sold in a significantly diluted form. Sales of original, stronger formulations of such products to retailers ended February 1, 2001, and retailers must remove the products from shelves by December 31, 2001. The current formulations are also banned for commercial and agriculture professionals as of December 31, 2000. Professional pest control companies must use a 100 to 1 diluted version of the current product strength and obtain a waiver of responsibility from the home or business owner. As of June 6, 2001, the product underwent a further 10 to 1 dilution, creating a 1000 to 1 diluted treatment. The online marketing arena is highly competitive, and with our minimal promotion of Nutripure.com, revenues are not expected to be realized in the foreseeable future. We recognize that innovative marketing methods are required in such competitive markets. We work to focus on the high quality and value price of its products in their markets.


Patents and Intellectual Property

We own patents on Medifier and the Fillmaster 1000e Electronic Dispenser and has a patent application pending for Roach X. Except for the Nutripure whole-house water treatment systems, our other water treatment products are comprised of combinations of our proprietary components, custom made components and patented, off-the-shelf components and are assembled and packaged by us. The Nutripure whole-house water treatment system sold through the Nutripure dealer program is purchased from USFilter as a private label product manufactured specifically for Innovative Medical Services. USFilter uses patented key components in its product.

The Medifier patent, which expires in March 2010, protects a device for use as a magnifying implement which has a housing member designed to accommodate prescription bottles of various popular sizes therein in a fixed position. A longitudinally moveable magnifying lens slideably mounted in the housing member is utilized to magnify the print contained on an instruction label located on the side of the prescription bottle. Alternate embodiments allow different size medicine bottles to be alternately mounted in concentric fashion, or with the side of the medicine bottles facing the lens in a fixed position.

The Fillmaster 1000e patent expires in August 2017 and protects a method and apparatus for dispensing fluids in response to a user request for a specified amount of the fluid. A microprocessor opens and closes a fluid port for predetermined amounts of time to control the amount of fluid dispensed. The microprocessor monitors the elapsed time and the amount of fluid that has been dispensed since the last time the filter was serviced. In one preferred embodiment, the amount of fluid that is dispensed is measured by continuously monitoring the volume of fluid flowing through the apparatus. A pressure measurement device allows the microprocessor to monitor the fluid pressure. The microprocessor prevents fluid from being dispensed if the pressure is not within a predetermined range of tolerances. The fluid port is opened and closed by activating and deactivating a solenoid. A keypad allows the user to input the amount of fluid that is to be dispensed. A "Wait" period is imposed between the time that the user initiates the first stage and the time the user may initiate the second stage. The microprocessor does not open the fluid port if a "Failure" condition exists. An LCD is provided to display the amount of fluid that the user has requested. In an alternative embodiment, a bar code scanner or other input device allows the user to automatically input the amount of fluid that is to be dispensed.

A patent application for RoachX was filed in February 1998 to protect a nonaqueous form of insecticide consisting of a desiccant, preferably boric acid, with additional ingredients for binding, stability and target insect attraction.

The patent for Axenohl/Axen expires in March 2018 and protects a non-toxic environmentally friendly aqueous disinfectant for specific use as prevention against contamination by potentially pathogenic bacteria and virus. The aqueous disinfectant is formulated by electrolytically generating silver ions in water in combination with a citric acid. The aqueous disinfectant may include a suitable alcohol and/or a detergent. Originally we obtained worldwide manufacturing and marketing rights to Axen/Axenohl from NVID International, Inc., in a License Agreement dated November 24, 1999 and a Manufacturing, Licensing and Distribution Agreement dated March 26, 2000 which supersedes the November 1999 Agreement. The latter agreement became the subject of litigation that has subsequently settled.

Under the terms of the settlement, we acquired the Axenohl patent from NVID in exchange for 700,000 shares of our common stock and 5% of our gross Axenohl sales until March 2018, the end of the life of the patent. As part of the settlement agreement, we entered into non-exclusive marketing agreements for Axenohl with Watertronics, Ltd., for the United Kingdom and Aqua Biotech S.A. de C.V. for the Republic of Mexico. In addition, Innovative Medical Services reaffirmed the exclusive right of Sistecam, S.A. to manufacture and market Axenohl for sale in Costa Rica for the duration of the patent.




In November, 2000, we closed an acquisition agreement whereby it acquired all of the outstanding common stock of ETIH20, Inc., in exchange for 51,240 shares of its common stock and employment agreements with Andrew Arata and George Duren, the executive officers of ETIH2O, Inc. The primary objective of the ETIH2O purchase was to acquire the testing data, manufacturing rights and capacity to Axenohl held by ETIH2O and to maintain and assure product availability and quality.

In June 2001, our wholly owned subsidiary, ETIH2O Corporation received Environmental Protection Agency registrations as the only EPA approved producer for Axhenhol TM and its formulated hard surface disinfectant product Axen TM for commercial, industrial and residential applications. These registrations are required before a disinfectant product can be sold in the United States. In issuing the registrations, the EPA has concluded the products are effective against the organisms on the label and be safely if the directions for use are followed.


Manufacturing
The Fillmaster and Nutripure water systems are assembled primarily from custom manufactured components. It is our goal to perform minor manufacturing in our facility to minimize wages, equipment expense and insurance. No components of the systems have permanent or unequivocally restricted availability. Many manufacturers are available to produce the components, and a change in suppliers would result in virtually no lost production.

The original Fillmaster dispenser and the new Fillmaster 1000e dispenser are both assembled mostly from proprietary and custom parts fabricated to our specifications from injection-molded plastic and fabricated acrylic.

The Nutripure Sport bottle, Nutripure lancets and Nutripure antibacterial hand soap and sanitizer are also assembled from proprietary and custom components manufactured under exclusive agreements with several different manufacturers. Alternative manufacturers exist, and a change in suppliers would result in virtually no lost production. There are no plans to alter production methods.

We manufacture RoachX at our El Cajon, California facility from common and readily available chemicals and ingredients that may be purchased from multiple manufacturers in the United States.

We produce Axenohl in our manufacturing facility at our corporate offices. Silver, the primary active ingredient, is a readily available commodity, and the other active and inactive ingredients of Axenohl are readily available from chemical supply companies.

We buy water softening and filtering equipment from its manufacturer, USFilter of Palm Desert, California for the Nutripure water dealer program which we label as Nutripure equipment and then resell to participating water treatment equipment dealers.


Research and Development
Research and Development costs that have no alternative future uses are charged to operations when incurred and are included in operating expenses. The total amounts charged to Research and Development expense were $292,964 and $114,756 in the fiscal years ended July 31, 2001 and 2000, respectively. Our investment in Research and Development during the past year resulted in the release of five major additions to our product line, the Fillmaster 1000e, the Scanmaster and the Nutripure line of drinking water systems. Innovative Medical Services anticipates more new products in the coming year.


Employees
As of October 19, 2001, we employed thirty-two people, twenty-nine of whom are full-time individuals: nine employees in product assembly and shipping ten employees in sales, marketing and customer service eight employees in research and development and seven employees in administration. We choose to outsource more expensive, specialized functions including public relations, graphic design and selected engineering projects.

Material Changes

The following material changes since the filing of our annual report on Form 10KSB for the fiscal year ended July 31, 2001 have accurred.




On November 30, 2001, we settled the previously reported dispute with NVID and acquired the patent to Axenohl. Under the terms of the agreement, NVID dismissed its case against us and assigned the Axenohl patent to us. In return, NVID receives 700,000 shares of our common stock and 5% of our gross Axenohl sales until March 2018, the end of the life of the patent. As the sole owner of the patent, we control the granting of rights to market and distribute Axenohl and related products. ETI-H2O, our wholly owned subsidiary, retains sole manufacturing rights. As part of the settlement agreement, we have entered into non-exclusive marketing agreements with Watertronics, Ltd., for the United Kingdom and Aqua Biotech S.A. de C.V. for the Republic of Mexico. In addition, Innovative Medical Services reaffirmed the exclusive right of Sistecam, S.A. to manufacture and market Axenohl for sale in Costa Rica for the duration of the patent.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if given or made such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares offered by this prospectus or an offer to sell or a solicitation of an offer to buy the shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

TABLE OF CONTENTS

Prospectus Summary.....................................................  1
Risk Factors...........................................................  4
Where You Can Get More Information.....................................  9
Certain Information We Are Incorporating by Reference.................. 10
Forward Looking Statements............................................. 10
Description of Securities. ............................................ 11
Selling Securities Holders............................................. 13
Plan of Distribution................................................... 14
Transfer Agent ........................................................ 15
Experts................................................................ 15
Legal Matters.......................................................... 15
Legal Proceedings...................................................... 15
The Buiness of Innovative Medical Services............................. 17
Material Changes from Annual Report  .................................. 28

UNTIL xxxx, 2001 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS.


               ["Logo with text of "Innovative Medical Services""]



                            -------------------------
                                   PROSPECTUS
                            -------------------------




                                PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling persons, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

(a) The Company's Certificate of Incorporation provides the Company's Officers and Directors the full extent of the protection offered by the General Corporation Law of the State of California.

(b) The General Corporation Law of the State of California provides that a corporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors' duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Corporation Law dealing with the liability of directors for unlawful payment of dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

(c) The Company's Bylaws provide that the Company may indemnify its Officers and Directors to the full extent permitted by the General Corporation Law of the State of California.

(d) The General Corporation Law of the State of California provides that a corporation may indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the rights of the corporation), by reason of being or having been directors or officers, if such directors or officers acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. The indemnification provided the General Corporation Law of the State of California is not exclusive of any other rights arising under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Filing Fee                                 $167.73
NASD Filing Fee                                     na
Printing Expenses                                1,000
Accounting Fees and Expenses                         0
Legal Fees and Expenses                         25,000

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as follows:


CERTAIN OPTION HOLDERS
                                       # OF UNDERLYING
NAME OF OPTIONEE            DATE        COMMON STOCK        CONSIDERATION

Glenn Hall                 08/03/98            40,000     Services (1)
Minneapolis Company        11/16/98           300,000     Services (2)
Global Consultants Inc.    10/31/99            66,664     Services (3)


(1) 5 year options to acquire common stock at $0.625 per share granted in consideration of services rendered in connection with the Company's obtaining a line of credit.

(2) Options to acquire common stock at $1.1875 per share granted in consideration of investment banking services to be rendered. In February 1999, the Minneapolis Company surrendered the options in consideration of the Registrant's agreement to terminate the investment banking agreement.

(3) Options to acquire common stock at $1.62 were granted in consideration of public relations services. The Consulting Agreement was terminated by the Company in July 2000 and the options expire on August 1, 2001.


JANUARY 1999 PRIVATE PLACEMENT
                                                COMMON      TOTAL
NAME OF PURCHASER           DATE                STOCK       CONSIDERATION

Mitchell Kaminsky          01/29/99             117,766     175,000
Mathew Kanter              01/29/99             125,000     185,750


SEPTEMBER 1999 PRIVATE PLACEMENT
                                                  COMMON       TOTAL
NAME OF PURCHASER              DATE                STOCK       CONSIDERATION

Adler Corporation PYT, Ltd.    09/24/99          160,000       $200,000

MARCH 2000 PRIVATE PLACEMENT
                                                                     TOTAL
NAME OF PURCHASER                   DATE             UNITS(1)    CONSIDERATION

Richard Rogers & Julie Rogers       03/30/00          14,815        $50,000
Mark Vittert & Carol Vittert        03/30/00          14,815        $50,000
Glen Wegner                         03/30/00          14,815        $50,000
Orienstar Finance Limited           03/30/00          14,815        $50,000
Stanford E. Bazilian                03/30/00         103,704       $350,000
Sofisco Nominees Limitied           03/30/00         296,297     $1,000,000
Richard W. Strang Sr Trustee        03/30/00          14,815        $50,000

Strang Mech. Emp. Ret. Trust
William A. Shewalter                03/30/00          29,630       $100,000
John W. Dowd III                    03/30/00          14,815        $50,000
Antonio C Alvarel                   03/30/00          14,815        $50,000
Roy Thung                           03/30/00          14,815        $50,000
Michael Rothaus                     03/30/00          14,815        $50,000
Billy W. Ward                       03/30/00          14,815        $50,000
James Pritsiolas                    03/30/00          14,815        $50,000
George Tagaris                      03/30/00          14,815        $50,000


(1) Each Unit consists of one share of common stock and one Warrant to acquire and additional share of common stock for $5.25 on or before March 31, 2001.


ETIH20, INC. SHARE EXCHANGE
                                                                 TOTAL
NAME OF PURCHASER                    DATE          # of Shares   CONSIDERATION

Diana L. Korpal                      10/16/00       1,000         Share Exchange
Manuel A. Carrillo                   10/16/00       2,000         Share Exchange
Ana Lorena Carrillo Pacheco          10/16/00       1,000         Share Exchange
Joan M. Curtis,                      10.16/00         240         Share Exchange
Lawrence A. Stranch                  10/16/00       1,000         Share Exchange
Jackson Allen Tuggle &
Lisbeth S. Tuggle                    10/16/00         500         Share Exchange
Jerry K. Spivey                      10/16/00       1,000         Share Exchange
Barbara L. Woolson                   10/16/00      22,000         Share Exchange
Robert H. Cook, Jr.                  10/16/00       1,500         Share Exchange
Brad Riggle                          10/16/00         500         Share Exchange
Arthur Riley and Clarissa Riley      10/16/00         500         Share Exchange
Edwin A. Woolson                     10/16/00       5,143         Share Exchange
Charles Stutts                       02/09/01      20,000         Share Exchange

The Shares issued were in exchange for 100% of the outstanding common stock of ETI H2O, Inc., a Florida corporation. Charles Stutts is a Receiver appointed to collect outstanding debt of Andrew Arata in the case of the SEC v. NVID International, Inc., Case No. 8:97-CV-758-T-27F. Mr. Stutts was issued these shares pursuant to court order upon motion by Mr. Stutts. The Company issued these shares in consideration of Mr. Arata's surrender of his shares in ETIH2O, Inc.


OCTOBER 2000 PRIVATE PLACEMENT
                                                COMMON      TOTAL
NAME OF PURCHASER                   DATE        STOCK       CONSIDERATION

Genevieve Schiffmann                11/03/00    37,736     $100,000
Professional Trust Mgmt             11/03/00    18,868      $50,000
M.H. & Phyllis S. Singleton         11/03/00     9,434      $25,000
Bavarian Capital Partners           11/03/00     9,434      $25,000
Andrew DeVries III                  11/20/00    18,868      $50,000

October 2000 Nutripure.com  Share Exchange

                                                               TOTAL
NAME OF PURCHASER                   DATE        # of Shares    CONSIDERATION

Adler Corporation Pty, Ltd.         10/24/00     41,667        Share Exchange
Mathew Kanter                       10/24/00     33,334        Share Exchange
William Schewalter                  10/24/00     25,000        Share Exchange
James Pritsiolas                    10/24/00      8,334        Share Exchange
FTP, Inc.                           10/24/00     25,000        Share Exchange
Richard W. Strang, Sr., Trustee     10/24/00      8,334        Share Exchange
Giltner B. Stevens                  10/24/00      8,334        Share Exchange
Albert Pick III                     10/24/00     16,667        Share Exchange
N. Herrick Irrevocable              10/24/00     16,667        Share Exchange
Securities Trust
C/o Howard Herrick, Trustee

The Shares were issued in exchange for shares of Nutripure.com common stock, a wholly owned subsidiary of the Registrant on the basis of one share of the Registrant's common stock for every six shares of Nutripure.com common stock exchanged.


JANUARY 2001 PRIVATE PLACMENT
                                                           TOTAL
NAME OF PURCHASER       DATE            UNITS(1)           CONSIDERATION

Peter Rozok and
Susan Rozak             01/24/01         10,000            $ 30,000
Richard Strang          01/22/01         10,000            $ 30,000
James Pritsiolas        01/22/01         15,000            $ 45,000
William Shewalter       01/22/01         10,000            $ 30,000
Solinvest Group Ltd.    01/30/01         33,334            $100,002
Donnie R. Cox           01/30/01          5,000            $ 15,000

(1) Each Unit consists of one share of common stock and one Warrant to acquire and additional share of common stock for $4.00 on or before January 28, 2002.

APRIL 2001 PRIVATE PLACEMENTS

NAME OF PURCHASER           DATE            SECURITIES        CONSIDERATION

Solinvest Group, Ltd.      04/27/01         Conv. Deb.        $100,000
Multiasian Ventures Ltd.   04/27/01         Conv. Deb.        $100,000
Harry Singer               04/30/01         65,000 shares     $ 97,500
Harold Clark               04/30/01         30,000 shares     $ 45,000
Albert Pick                04/30/01         30,000 shares     $ 45,000
Keystone Capital Mgmt.     04/30/01         25,000 shares     $ 37,500

With respect to the above sales, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 505 of Regulation D for the March 2000 Private Placement. No advertising or general solicitation was employed in offering the securities. The securities were offered to accredited investors or existing shareholders of the Company who were provided all material information regarding the private placements and all of the Company's reports filed with the Securities and Exchange Commission to date. The securities were offered for investment only and not for the purpose of resale or distribution, and the transfer thereof was appropriately restricted by the Company.

ITEM 27.  EXHIBITS.

The following Exhibits are filed as part of this registration statement pursuant to Item 601 of Regulation S-B:

3.1(1)   -- Articles of Incorporation, Articles of Amendment and Bylaws
4.1(1)   -- Form of Class A Warrant
4.2(1)   -- Form of Class Z Warrant
4.3(1)   -- Form of Common Stock Certificate
4.4(1)   -- Warrant Agreement
4.6(3)   -- January 2001 Warrant
4.7      -- Convertible Debenture (previously filed)
4.8      -- Convertible Debenture Purchase Agreement (previously filed)
4.9      -- Convertible Debenture Warrant  (previously filed)
5.1      -- Opinion of Dennis Brovarone, Attorney at Law
10.1(1)  -- Employment Contract/Michael L. Krall
10.2(4)  -- Manufacturing, Licensing and Distribution Agreement
10.3(5)  -- Axhenhol License Agreement
10.4(5)  -- Weaver - Roach X Assignment
10.5(6)  -- Dodo Agreement [CONFIDENTIAL TREATMENT REQUESTED FOR CERTAIN
            SECTIONS]
10.6(5)  -- Promissory Note of Michael Krall
10.7(5)  -- Promissory Note of Gary Brownell
10.8(9)  -- Nutripure Dealer Agreement
10.9(9)  -- Sales Finance Agreement
10.10(10)-- ETIH2O, Inc., Acquisition Agreement

10.11(11)-- NVID Litigation Settlement Agreement
10.12(12)-- Addendum #1 to NVID Settlement Agreement

23.1     -- Consent of Dennis Brovarone, Attorney at Law (see opinion)
23.2     -- Consent of Steven Holland, Certified Public Accountant
23.3     -- Consent of Miller and McCollom, Certified Public Accountants.


(1) Incorporated by reference from Form SB-2 registration statement SEC File # 333-00434 effective August 8, 1996

(2) Incorporated by reference from S-3 registration statement, SEC File #333-36248 effective on May 17, 2000

(3) Incorporated by reference from S-3 registration statement, SEC File #333-55758 effective on February 26, 2001

(4) Incorporated by reference from Current Report on Form 8-K filed on May 24, 2001

(5) Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2000 filed on August 13, 2001

(6) Incorporated by reference from Form 10QSB/A for the nine month period ended April 30, 2001 filed on August 13, 2001

(7) Incorporated by reference from Current Report on Form 8-K filed on May 24, 2001 as amended on October 19, 2001

(8) Incorporated by reference from the Amended Annual Report on Form 10KSB for the fiscal year ended July 31, 2000 filed on October 19, 2001

(9) Incorporated by reference from Amended Form 10QSB for the nine month period ended April 30, 2001 filed on October 19, 2001

(10) Incorporated by reference from the Amended Annual report on Form 10KSB for the fiscal year ended July 31, 2001 filed on November 15, 2001

(11) Incorporated by reference from the Current Report on Form 8-K filed on December 7, 2001

(12) Incorporated by reference from Amended Current Report on Form 8-K filed on December 7, 2001

ITEM 28.    UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               SIGNATURES

In accordance with the requirements of the Securities Act of 1933 as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and authorized this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of El Cajon, State of California on December 6, 2001.


INNOVATIVE MEDICAL SERVICES

By: /s/  MICHAEL L. KRALL
---------------------------------
Michael L. Krall
Executive Officer

In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates stated.

SIGNATURE                     TITLE                    DATE

/s/  MICHAEL L. KRALL    President, Chief Executive    December 6, 2001
-----------------------  Officer and Director
Michael L. Krall

/s/  GARY BROWNELL       Chief Financial Officer,      December 6, 2001
-----------------------  Director
Gary Brownell

/s/  DENNIS BROVARONE    Director                      December 6, 2001
-----------------------
Dennis Brovarone

/s/  DONNA SINGER        Director                      December 6, 2001
-----------------------
Donna Singer

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